Exhibit 99.8

April 4, 2005

Mr. Paul F. McLaughlin

Chairman and Chief Executive Officer

Rudolph Technologies, Inc.

One Rudolph Road

Flanders, New Jersey 07836

Dear Mr. McLaughlin:

We look forward to exchanging business information and meeting to pursue discussions regarding a possible business alliance between August Technology Corporation (AUGT) and Rudolph Technologies, Inc. (RTEC) which may or may not result in a transaction between our two companies.

1.	Pursuant to our Agreement and Plan of Reorganization by and among Nanometrics, Inc. (“Nanometrics”), Major League Merger Corporation, Minor League Merger Corporation and AUGT dated January 21, 2005 (the “Merger Agreement”), AUGT is required to provide to Nanometrics notice regarding our determination to enter into discussions with RTEC about a possible transaction and certain other information in accordance with Section 7.2(c) of the Merger Agreement. Pursuant to Securities and Exchange Commission rules, we also plan to disclose the fact that we have entered into this letter agreement, that we are reviewing the unsolicited letter received by us on January 27, 2005 from RTEC, that we are discussing a possible transaction with RTEC, and the outcome of such discussions in press releases and in the Proxy Statement AUGT is currently preparing for filing with the Securities and Exchange Commission (the “Proxy Statement”) with respect to the Merger Agreement. Except as set forth in the following sentence, RTEC shall not disclose any information regarding its discussions with AUGT, the positions taken by RTEC and AUGT in connection with those discussions, or the status or outcome of those discussions, to persons others than the members of the board of directors of RTEC, officers with a need to know within RTEC’s organization and its Representatives (as defined below). With the prior review and approval of AUGT, which approval shall not be unreasonably withheld or delayed, RTEC may issue one press release announcing that RTEC and AUGT have executed this letter agreement and entered into discussions regarding RTEC’s proposal as set forth in its letter to AUGT dated January 27, 2005 and one press release announcing either that such discussions have resulted in an agreement between RTEC and AUGT or that such discussions have terminated without an agreement. The term “Representatives” means a party’s outside legal, financial and other professional advisors and, in RTEC’s case, potential financing sources.

2.	As used in this letter agreement and subject to Section 5 of this letter agreement, “Proprietary Information” is defined as information of any kind (whether commercial, technical, financial, operational or otherwise, in whatever form) that has previously been or is, at any time during the term of this letter agreement, disclosed in any manner to the receiving party.

3.	A receiving party may only use Proprietary Information disclosed to it for the purpose of assessing a potential business relationship between the parties.

4.	For a period of two (2) years following the date hereof, any party receiving Proprietary Information (i) will use such Proprietary Information only for the purpose set forth in the preceding paragraph; (ii) unless expressly permitted by the disclosing party, shall not disclose such Proprietary Information except to its Representatives who are provided with a copy of this letter agreement and who agree to be bound by the confidentiality provisions hereof; and (iii) shall make reasonable efforts to preserve the confidentiality of such Proprietary Information and prevent its disclosure to third parties. Each party will use the same efforts to protect the other’s Proprietary Information as are used to protect its own proprietary or confidential information, but in no event shall either party use less than reasonable care to protect the other party’s Proprietary Information.

5.	The obligation to protect Proprietary Information, and the liability for unauthorized disclosure or use of Proprietary Information, shall not apply with respect to information that (a) is lawfully published or is otherwise lawfully in the public domain; or (b) is lawfully known to the receiving party prior to disclosure by the disclosing party; or (c) is disclosed with the prior written approval of the disclosing party; or (d) is independently developed or obtained, by the receiving party without use of the disclosing party’s Proprietary Information; or (e) becomes part of the public domain without improper means or breach of this letter agreement by the receiving party; or (f) is disclosed as required by applicable law, rule or regulation or by legal process. In the event that the receiving party is required by applicable law, rule or regulation or by legal process to disclose any Proprietary Information, the receiving party shall provide the disclosing party with prompt notice of such requirement in order to enable the disclosing party (1) to seek an appropriate protective order or other remedy or (2) to consult with the receiving party with respect to the disclosing party’s taking steps to resist or narrow the scope of such requirement.

6.	For a period of one year from the date of this letter agreement, neither party shall solicit the employment of any person who (i) is, or within the prior six months was, an officer of the other party or (ii) who is, or within the prior six months was, employed in any capacity by the other party and with whom representatives of the first party came in contact during the process of considering a transaction contemplated by this letter agreement; provided, however, that this paragraph shall not prevent a party from hiring a person identified in clause (i) or (ii) if: (1) such person contacts the party on his or her own initiative without any direct or indirect solicitation by or encouragement from such party; or (2) such person responds to a general solicitation of employment not specifically directed towards the other party or particular employees of the other party.

7.	We agree that, until two years following the termination of this letter agreement, without the written consent of the other party, neither party will make or be involved in making any offer or proposal for any transaction concerning the acquisition of any securities or assets of the other party or any rights in, over or relating to the same (any such offer or proposal, an “Acquisition Proposal”) and will not make or be involved or interested in the making of any Acquisition Proposal to any holder of any securities of the other party and will not advise or assist any person or entity in relation to any matter referred to in this paragraph.

8.	Either party may terminate this letter agreement at any time by delivering a notice of termination to the Chairman of the Board, Chief Executive Officer or Chief Financial Officer of the other party. Any information exchanged between the parties following the receipt of such notice of termination shall not be entitled to the protections of this letter agreement. However, the restrictions on the use and disclosure of Proprietary Information exchanged prior to such termination as set forth in paragraphs 2, 3, 4 and 5 shall continue in effect as described above. Paragraphs 1, 6, 7 and 8 shall survive the termination of this letter agreement.

9.	This letter agreement represents the entire agreement between the parties regarding the subject matter hereof and shall supersede all previous communications, representations, understandings and agreements, whether oral or written, by or between the parties with respect to the subject matter hereof.

I hope that you find these terms acceptable. Please indicate your assent by signing where indicated below.

Sincerely,

/s/ JEFF L. O’DELL
Jeff L. O’Dell
Chairman and Chief Executive Officer
August Technology Corporation

Agreed and accepted this 4th day of April, 2005.

Rudolph Technologies, Inc.

/s/ PAUL F. MCLAUGHLIN
Paul F. McLaughlin
Chairman and Chief Executive Officer

April 4, 2005

Mr. Paul F. McLaughlin

Chairman and Chief Executive Officer

Rudolph Technologies, Inc.

One Rudolph Road

Flanders, New Jersey 07836

Dear Mr. McLaughlin:

As contemplated by Paragraph 7 of the Confidentiality Agreement between August Technology Corporation (“AUGT”) and Rudolph Technologies, Inc. (“RTEC”) dated April 4, 2005 (the “Confidentiality Agreement”), AUGT hereby consents to the following:

1. Any one or more proposals or offers from RTEC that are submitted only to the Board of Directors of AUGT before the mailing date (the “Outside Date”) of the Joint Proxy Statement/Prospectus relating to the proposed merger of AUGT with a subsidiary of Nanometrics Incorporated (the “Proxy Statement”); provided, however, that if AUGT receives notice or is otherwise informed that the Proxy Statement will not be reviewed by the Staff of the Securities and Exchange Commission, AUGT shall promptly deliver written notice to RTEC to the address set forth on Schedule I hereto (the date of such written notice, the “Notice Date”), and the Outside Date shall, in such an instance, mean the date that is the later of (i) 30 calendar days following the Notice Date, without regard to whether the Proxy Statement is mailed before or after the Outside Date, and (ii) the actual mailing date of the Proxy Statement. Nothing herein shall be construed to preclude or delay the mailing of the Proxy Statement.

2. One proposal or offer from RTEC that is submitted only to the Board of Directors of AUGT in response to each new Acquisition Proposal (as defined in the Confidentiality Agreement) from a party other than RTEC, and each improvement in an Acquisition Proposal previously announced from a party other than RTEC, that is publicly announced or disclosed for the first time after the mailing date of the Proxy Statement, provided that such proposal or offer from RTEC represents the highest value that RTEC is willing to offer.

This consent (this “Consent”) applies only to confidential communications that are made only to AUGT’s Board of Directors, the Chief Executive Officer, President or Chief Financial Officer of AUGT or legal counsel to AUGT.

Notwithstanding anything to the contrary contained in this Consent, AUGT agrees that if AUGT furnishes any Proprietary Information (as defined in the Confidentiality Agreement) to any other person on terms, or subject to conditions (including, without limitation, restrictions regarding, or consents with respect to, the making of Acquisition Proposals), which are more favorable to, or less restrictive on, such other person than the terms and conditions contained in this Consent insofar as they are applicable to RTEC, (a) AUGT will promptly, and in no event less than 24 hours thereafter, advise RTEC in writing of that fact and will specify to RTEC the terms and conditions under which such Proprietary Information was furnished to such other person; and (b) the terms and conditions of this Consent shall immediately be deemed to have been amended so that RTEC shall be entitled to the benefit of any such more favorable or less restrictive terms.

AUGT and RTEC agree that irreparable damage would occur and that RTEC would not have an adequate remedy at law in the event that any of the provisions of this Consent were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that RTEC shall be entitled to an injunction or injunctions to prevent breaches of this Consent and to enforce specifically the terms and provisions of this Consent, this being in addition to any other remedy to which RTEC may be entitled at law or in equity.

Sincerely,

/s/ JEFF L. O’DELL
Jeff L. O’Dell Chairman and Chief Executive Officer August Technology Corporation

Schedule I

Address for Notices

Rudolph Technologies, Inc.

One Rudolph Road

Flanders, New Jersey 07836

Attention: Paul F. McLaughlin,

Chairman and Chief Executive Officer

Fax: (973) 691-1435

With a copy to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention: David M. Schwartzbaum, Esq.

Fax: (212) 751-4864